UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 11)*

Philippine Long Distance Telephone Company

(Name of Issuer)

Common Capital Stock, 5 Philippine Pesos par value

(Title of Class of Securities)

718252109

(CUSIP Number)

Koichi Takahara Managing Director, Global Business Division NTT DOCOMO, INC. Sanno Park Tower 11-1, Nagata-cho 2-chome Chiyoda-ku, Tokyo 100-6150 Japan

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	718252109	13D	Page 1

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). NTT DOCOMO, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,963,642
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,963,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,963,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 11 (this “Amendment No. 11”) amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2006, as amended by Amendment No. 1 thereto filed with the SEC on April 18, 2007, Amendment No. 2 thereto filed with the SEC on June 28, 2007, Amendment No. 3 thereto filed with the SEC on August 1, 2007, Amendment No. 4 thereto filed with the SEC on August 27, 2007, Amendment No. 5 thereto filed with the SEC on November 2, 2007, Amendment No. 6 thereto filed with the SEC on December 26, 2007, Amendment No. 7 thereto filed with the SEC on January 30, 2008, Amendment No. 8 thereto filed with the SEC on July 14, 2011, Amendment No. 9 thereto filed with the SEC on November 2, 2011 and Amendment No. 10 thereto filed with the SEC on November 21, 2011, relating to the common capital stock, par value five Philippine Pesos (“Php”) per share (the “Common Shares”), of Philippine Long Distance Telephone Company, a corporation organized under the laws of the Philippines (the “Company” or “PLDT”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D (as amended) remain unchanged.

All capitalized terms used, but not defined, in this Amendment No. 11 are defined in the Schedule 13D (as amended). The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph:

On January 27, 2012, as a part of its acquisition of Digitel, PLDT conducted a mandatory tender offer to acquire the remaining shares of Digitel. Through this tender offer, PLDT issued approximately 1.61 million shares of Common Stock for settlement of the purchase price of 2,518 million common shares of Digitel, tendered by noncontrolling Digitel stockholders, which opted to receive payment of the purchase price in the form of PLDT common shares.

On October 16, 2012, PLDT issued 150,000,000 shares of a class of voting preferred stock (the “Voting Preferred Stock”) to BTF Holdings, Inc. (“BTF Holdings”), a company wholly-owned by the Board of Trustees for the Account of the Beneficial Trust Fund of PLDT created pursuant to the PLDT’s benefit plan. Prior to such issuance, PLDT’s Common Shares (including ADSs representing such Common Shares) were the only voting securities of PLDT. As with the Common Shares, each share of Voting Preferred Stock carries one vote per share.

The issuance of the Voting Preferred Stock to BTF Holdings on October 16, 2012 resulted in a dilution of DoCoMo’s interest in the aggregate voting securities of PLDT. Although the Common Shares (including those represented by ADSs) collectively beneficially owned by DoCoMo as of November 4, 2014 represent approximately 20.3% of the 216,055,775 Common Shares of PLDT outstanding as of December 31, 2013 (as disclosed in PLDT’s annual report on Form 20-F filed with the SEC on April 2, 2014), the voting interest represented by such Common Shares is only approximately 12.0% of the aggregate voting interest in PLDT.

Item 5. Interest in Securities of the Issuer

Paragraph (a) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) By virtue of NTT’s ownership of all of the outstanding capital stock of NTTC and a majority of the common stock of DoCoMo and the terms of the Stock Sale and Purchase Agreement (applicable to the DoCoMo PLDT Shares) and the Co-Operation Agreement (applicable to the DoCoMo PLDT Shares, the Additional DoCoMo PLDT Shares and the Second Additional DoCoMo PLDT Shares), NTT, NTTC and DoCoMo constitute a “group” within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) and therefore, based on publicly available information as of November 4, 2014, DoCoMo may be deemed to have beneficial ownership of 43,963,642 Common Shares, in aggregate, beneficially held by NTTC and DoCoMo, which constitutes approximately 20.3% of the Issuer’s outstanding Common Shares, or approximately 12.0% of the aggregate voting interest in PLDT, of which DoCoMo directly owns 31,330,155 Common Shares. Given the terms of the Shareholders Agreement and the Co-Operation Agreement (as described in the Schedule 13D), NTTC and DoCoMo and the other parties to the Strategic Agreement, the Shareholders Agreement and the Co-Operation Agreement might be deemed to constitute a “group”. However, DoCoMo disclaims that it has agreed to act as a group with any parties to the Strategic Agreement, the Shareholders Agreement or the Co-Operation Agreement other than NTTC (other than to the extent provided in the Shareholders Agreement and the Co-Operation Agreement) and DoCoMo disclaims beneficial ownership of the Common Shares other than the amounts of shares reported herein.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2014

NTT DOCOMO, INC.

	By:	/s/ Koichi Takahara
Name: Koichi Takahara
Title: Managing Director, Global Business Division